FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____  Form 40 F X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated January 30, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)
By: /s/ Peter Barnes Name Its: President and Chief Executive Officer (Title)
Date: January 30, 2008

FOR IMMEDIATE RELEASE	TSX:SLW
January 30, 2008	NYSE:SLW

Silver Wheaton Recommends Rejection of Mini-Tender Offer by TRC Capital Corporation

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) (“Silver Wheaton”) announces that it has received a copy of an unsolicited below market “mini-tender” offer made by TRC Capital Corporation, pursuant to which TRC Capital has offered to purchase up to 2,000,000, or approximately 0.89 percent, of the outstanding common shares of Silver Wheaton. The offer price of C$16.00 per common share represents a 5.3% percent discount to the C$16.89 closing price for Silver Wheaton’s common shares on the Toronto Stock Exchange on January 28, 2008, the day before the offer was made, and a 1.0 percent discount to today’s closing price for Silver Wheaton’s common shares on the TSX which was C$16.16.

Silver Wheaton recommends that its shareholders reject this unsolicited offer. Silver Wheaton wishes to inform its shareholders that it is not associated with TRC Capital, the offer or the offer documentation.

TRC Capital has made numerous unsolicited “mini-tender” offers for shares of other companies. “Mini-tender” offers are offers to purchase a small percentage of a company’s shares, thereby avoiding most of the filing, disclosure and procedural requirements of Canadian and United States federal security legislation.

Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers. The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm. Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at: www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp.

Silver Wheaton advises shareholders to consult their financial advisors and to exercise caution with this offer. Silver Wheaton understands that shareholders who have already tendered to the offer may withdraw their common shares by providing the written notice described in the TRC Capital offering document prior to the expiration of the offer.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production. Silver Wheaton’s 2008 silver sales are expected to approximate 15 million ounces, increasing to 25 million ounces in 2010. Silver Wheaton is unhedged and well positioned for further growth.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from Silver Wheaton’s current and expected silver streams. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will be” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: permitting, financing and/or construction risks, cost overruns, unforeseen litigation and/or regulatory matters adversely affecting mining operations, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com